Exhibit 99.1

Azure Power Wins its First 120 MW ISTS Wind Project with SECI

New Delhi, October 22, 2021: Azure Power (NYSE: AZRE) announced that it has received the letter of award (LOA) for its first wind project, 120 MW ISTS project with Solar Energy Corporation of India (SECI) to supply power for 25 years at a tariff of INR 2.70 (~US 3.6 cents) per kWh. The project is part of the 1,200 MW ISTS Tranche – XI tender from SECI and shall be constructed in Karnataka, within a period of 18 months from the signing of Power Purchase Agreement (PPA).

Speaking on this occasion, Ranjit Gupta, MD and CEO, Azure Power said, “This is a significant milestone in Azure’s journey as the leading renewable energy player in India. We have secured our first step in diversifying our presence in the renewable spectrum in India and it positions us well to add to our addressable market while we build scale in this segment on the back of strong management experience and Azure’s long history of execution”

About Azure Power

Azure Power (NYSE: AZRE) is a leading independent renewable power producer in India. Azure Power developed India’s first private utility scale solar project in 2009 and has been at the forefront in the sector as a developer, constructor and operator of utility scale renewable projects since its inception in 2008. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power manages the entire development and operation process, providing low-cost renewable power solutions to customers throughout India.

For more information:

Investor Contact

Vikas Bansal

ir@azurepower.com

Media Contact

Samitla Subba

pr@azurepower.com